

September 20, 2013

Via E-mail
Mr. Kurt A. Gustafson
Chief Financial Officer and Executive Vice President
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Ave., Suite 240
Henderson, NV 89052

Re: **Spectrum Pharmaceuticals, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 28, 2013
            File No. 001-35006

Dear Dr. Gustafson:

We have reviewed your August 26, 2013 response to our August 21, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 3. Acquisitions
Allos Acquisition, page F-21

1. We acknowledge your response to our comment 1. In order to help us understand the significance of the FDA's conditional approval on your accounting for the FOLOTYN distribution rights in the U.S. and Canada, please tell us specifically what this approval entails. Explain to us what you are approved to do (and for how long) and what post-approval requirements (including nature, timing, and amount) have been imposed on you. In addition, tell us what happens if you fulfill those requirements and what happens if you do not.

2. We believe that your accounting for the intangible assets associated with the FOLOTYN distribution rights in the U.S. and Canada may not give appropriate recognition to assets that resulted from research and development. We appreciate your assertion that the

requirement imposed by the FDA to conduct additional post-approval clinical trials may suggest that you acquired a specific IPR&D project which was incomplete. However, we believe the fact that you received conditional approval to market and produce FOLOTYN, have in fact marketed and produced FOLOTYN, and that customer acceptance of FOLOTYN has occurred, as evidenced by the revenue Allos and you have generated selling it, demonstrate that you also acquired finite-life intangible assets that resulted from research and development, which are not appropriately captured in your accounting. Absent further information, it appears that your accounting should be revised to distinguish the assets resulting from research and development from those to be used in research and development. Please tell us why such a revision is not warranted.

3. Please tell us why the costs of post-approval activities would qualify as research and development costs under ASC 730-10-55-1. Clarify whether you are obtaining new knowledge or just supporting data.

4. We concur with your conclusion that trademarks and brands are not intangible assets to be used in research and development. Please demonstrate to us your immateriality assertion and provide us proposed disclosure to be included in future periodic reports that identifies the existence of these assets, their finite lives, and classifies them apart from IPR&D.

5. Please explain to us whether, and if so how, your accounting for the Allos-related patents and licenses reflects the fact that you appear to have acquired both IPR&D assets related to the further development of FOLOTYN and finite-life intangibles related to the right to sell FOLOTYN.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief